p.e. 1/31/02

02012469

FEB 04 2002

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

ALCATEL

Press Release

Fourth Quarter and Full Year 2001 Results

- **Sales Resilient, Results Impacted by Depreciation and Restructuring**
- **Quarterly Positive Operating Cash Flow Tops €2 Billion**
- **Net Debt Cut in Half to €2.7 Billion**

Paris, January 31, 2002 – The Board of Directors of Alcatel (Paris: CGEP.PA and NYSE: ALA) met yesterday and approved fourth quarter and full year 2001 results. Group sales for the fourth quarter were €6,766 million, down 20% over pro-forma* sales of €8,505 million from the corresponding period a year earlier, while loss from operations totaled €368 million after €397 million of inventory write offs. This compares with pro-forma income of €832 million for the fourth quarter 2000. Quarterly net loss was €1,498 million for a diluted EPS of €-1.28 per A share ($-1.14 per ADS) compared with fourth quarter 2000 net income of €426 million, or diluted €0.36 per share ($0.34 per ADS).

Full year 2001 total group sales amounted to €25,353 million, down 5% compared to 2000 pro-forma sales of €26,788 million. Loss from operations totaled €361 million as opposed to pro-forma income of €2,082 million a year earlier. The annual net loss was €4,963 million, representing a diluted A share EPS of €-4.33 per share ($-3.85 per ADS), versus 2000 net income of €1,324 million, or €1.20 per share ($1.13 per ADS).

Alcatel's Board of Directors will submit for the approval of the next Annual Shareholders' Meeting on April 18, 2002, the distribution of a net dividend of €0.16 per A share, representing €0.24 per A share including tax credit, as compared to €0.48 and €0.72, respectively, in 2001. The global dividend payment would amount to €193 million versus €544 million in 2001. The dividend payment date should be April 22, 2002.

Key Figures

Amounts in millions of € except for EPS	Fourth Quarter			Full Year		
	2001	**2000** Pro-Forma*	**2000** Actual	**2001**	**2000** Pro-Forma*	**2000** Actual
Net Sales	6,766	8,505	9,689	25,353	26,788	31,408
Income from Operations	(368)	832	881	(361)	2,082	2,251
Net Income	(1,498)	NC	426	(4,963)	1,324	1,324
EPS in € (Diluted) ♦	(1.28)	NC	0.36	(4.33)	1.20	1.20
E/ADS in $ (Diluted)♦	(1.14)	NC	0.34	(3.85)	1.13	1.13

♦ *Quarterly and annual EPS and E/ADS for 2000 and 2001 have been calculated based on the following outstanding A shares: 4Q 2001 - 1.144 billion; FY 2001 – 1.139 billion; 4Q 2000 – 1.181 billion; FY 2000 – 1.102 billion. 2001 E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $0.8901 as of December 31, 2001.*

Serge Tchuruk, CEO, commented, *"After the record 41% telecom revenue increase in 2000, 2001* [illegible] *was a challenging year for Alcatel. Although revenues were up 13% in the first half, they were down* [illegible]

* *2001 fourth quarter and full year results reflect the Group's new structure following the public offering of Nexans in June 2001. Nexans has been retroactively de-consolidated as of January 1, 2001.*

almost 20% in the second half due to the world-wide downturn. Overall, 2001 sales were off only 5% as Alcatel's business in Asia Pacific grew by 60% and we substantially increased our global market share in fixed and mobile networks, moving our group to the worldwide number one position for infrastructure vendors.
The abrupt turnaround in telecom markets triggered a pipe line effect both on the cost of sales and on operating expenses. Their combined impact was compounded by write-offs and restructuring provisions which pushed the operating and net incomes into the red. Alcatel responded to this deteriorating environment by taking energetic actions to contain working capital and expenses. One of the more notable impacts is now seen in the substantial turnaround in our cash generating capability. Largely as the result of a €3 billion reduction in working capital, Alcatel generated over €2 billion in positive operating cash flow in the fourth quarter and was cash flow positive at the operating level for the entire year. Net debt stood at €2.7 billions at the end of 2001, considerably better than our target.

Concurrently, we have also been actively working at both increasing the flexibility of our operations and reducing our expenses to below the €5 billion quarterly breakeven point, to be reached during the course of 2002. Divestment and outsourcing programs are being executed swiftly, as witnessed by recent announcements concerning the sales of our enterprise distribution activity and a number of manufacturing plants in Europe. Restructuring is taking place as planned, mainly in Western Europe and the U.S.

These ongoing actions are even more crucial today as we expect 2002 to remain challenging. The first quarter will be weak with market softness compounding the usual seasonal effect. Compared to the fourth quarter of 2001 which was up 20% sequentially, we expect first quarter 2002 sales to decline by around 30%. Income from operations should be essentially unchanged sequentially by virtue of reduced costs and the non-reoccurrence of exceptional charges in Q4.

Overall, Alcatel should benefit in 2002 from the clean-up of our balance sheet completed at the end of 2001 and from the downward trending of quarterly expenses. The latter is largely associated with the shrinkage of the total workforce employed at the beginning of 2001. The world leading positioning of Alcatel in broadband technology should offer an excellent leverage as growing market needs, particularly at the access level, should at some point attract a higher proportion of operators' reduced capital expenditures. We are also targeting an additional €1 billion reduction in operating working capital, further reducing the net debt, and a continuation of a positive cash flow stream in 2002. Even if markets remain soft, from the second quarter on we see sequential growth in quarterly sales and income from operations, with the full year income from operations turning positive."

Fourth Quarter 2001 Results (unaudited)

- NET SALES: €6,766 million vs. pro-forma €8,505 million one year ago (-20.4% year-on-year; +20.6% sequentially).
- GEOGRAPHICAL DISTRIBUTION OF SALES:

Europe:	54.5%
USA :	17.8%
Asia :	13.6%
RoW:	14.1%



Europe
Asia
US
RoW

- GROSS MARGIN: 18%
- SELLING, GENERAL AND ADMINISTRATION ("SG&A") COSTS: €893 million (13.2% of sales).
- RESEARCH AND DEVELOPMENT ("R&D") EXPENSES : €713 million (10.5% of sales).
- INCOME FROM OPERATIONS: €(368) million vs. pro-forma €832 million one year ago and included €397 million of inventory write-offs.

- EARNINGS BEFORE TAX AND AMORTIZATION OF GOODWILL: € (1,670) million and included:
  - Net financing expenses of €248 million compared to €206 million during the same period last year.
  - Restructuring costs of €598 million compared to €27 million in Q4 2000.
  - Net other losses of €456 million (composed of €180 million in capital gains which was offset by €636 million in provisions) and compared to a loss of €9 million during the same period one year ago.
- NET LOSS: €1,498 million and included a related tax credit of €396 million and goodwill amortization of €185 million.
- DILUTED A SHARE EPS: €-1.28 ($-1.14 per ADS) based on an average of 1.144 billion A shares.
- OPERATING WORKING CAPITAL: €6,236 million, a sequential decrease of €2,938 million:
  - NET INVENTORY: €4,681 million, a sequential decline of €1,769 million, €627 million of which were write-offs.
  - TRADE RECEIVABLES: €8,105 million, a sequential decrease of €801 million.
  - TRADE PAYABLES and customers' deposits: €6,550 million, a sequential increase of €336 million.
- CASH AND EQUIVALENTS: €5,013 million, up from €3,060 million at the end of Q4 2000.
- NET DEBT: €2,662 million (ratio to equity: 27%).
- NET CASH provided by operating activities: €2,180 million.

Full Year 2001 Results

- NET SALES: €25,353 million vs. pro-forma €26,788 million one year ago (-5.4%).
- GEOGRAPHICAL DISTRIBUTION OF SALES:

Europe:	50.6%
USA :	19.4%
Asia :	13.4%
RoW:	16.6%


Europe Asia US RoW

- GROSS MARGIN: 25%
- SELLING, GENERAL AND ADMINISTRATION ("SG&A") COSTS: €3,773 million (14.9% of sales).
- RESEARCH AND DEVELOPMENT ("R&D") EXPENSES : €2,867 million (11.3% of sales).
- INCOME FROM OPERATIONS: €(361) million vs. pro-forma €2,082 million one year ago and included €923 million of inventory write-offs.
- EARNINGS BEFORE TAX AND AMORTIZATION OF GOODWILL: € (4,266) million and included:
  - Net financing expenses of €1,568 million compared to €435 million last year.
  - Restructuring costs of €2,124 million compared to €143 million in 2000.
  - Net other losses of €213 million (composed of €943 million in capital gains which was offset by €1,156 million in provisions) and compared to a gain of €623 million during the same period one year ago.
- NET LOSS: €4,963 million and included a related tax credit of €1,261 million and goodwill amortization of €1,933 million.
- DILUTED A SHARE EPS: €-4.33 ($-3.85 per ADS) based on an average of 1.139 billion A shares.

Business Highlights

Segment Analysis € in millions	Fourth Quarter		Full Year	
	2001	2000*	2001	2000*
Sales:				
Carrier Networking	2,894	3,784	11,478	11,761
Optics	1,866	2,286	7,540	7,110
e-Business	1,129	1,443	3,488	4,827
Space & Components	1,031	1,187	3,684	3,793
Other & Eliminations	(154)	(195)	(837)	(703)
Total	**6,766**	**8,505**	**25,353**	**26,788**
Income from Operations:				
Carrier Networking	(60)	381	(165)	809
Optics	(291)	306	145	856
e-Business	(20)	44	(506)	110
Space & Components	(4)	104	155	269
Other	7	(3)	10	38
Total	**(368)**	**832**	**(361)**	**2,082**

BUSINESS ANALYSIS OF THE QUARTER:

Carrier Networking

Fourth quarter revenue of €2,894 million was down 23.5% from €3,784 one year ago. Broadband networking performed well in Europe and Asia Pacific as ATM sales maintained their market share gain momentum. Alcatel remained the world leader in ADSL technology and delivered 1.636 million DSL lines during the quarter compared with 2.445 million during the same period one year ago totaling 8 million lines in 2001 versus 6 million lines in 2000. GSM and GPRS mobile infrastructure sales were healthy in Eastern Europe and Asia Pacific. Network design, build and operational services continued to perform well though sales were down year-on-year as a major European contract was drawing to a close. Voice switching and DLC revenues slowed as a slowdown in Latin America and Western Europe combined with continued reduced spending the US.

Loss from operations was €60 million and compared with a gain of €381 million during the fourth quarter of 2000. Strong contributors were ATM switching, services and mobile infrastructure. Overall profitability was negatively impacted by lower voice switching and DLC sales volumes specifically in the US, a weak DSL quarter and inventory write-offs .

Optics

Revenue of €1,866 million for the Optics segment was down 18.4% from €2,286 million a year earlier. Terrestrial optical networking revenues remained solid in Europe and Asia Pacific as sales of ADM, Cross Connects and DWDM equipment enabled Alcatel to solidify market share gains. Though the US market remained severely depressed for long haul transmission, Alcatel was able to increase its DWDM sales in that market throughout the year. Optical fiber sales declined significantly, while sales in submarine networking were down over 40% compared to the fourth quarter of 2000. Optronics revenues were off by more than 50% year-on-year.

---

* *2001 fourth quarter and full year results reflect the Group's new structure following the public offering of Nexans in June 2001. Nexans has been retroactively de-consolidated as of January 1, 2001.*

Loss from operations was €291 million compared to a gain of €306 million in the fourth quarter of 2000. Terrestrial transmission in Europe was able to maintain margins close to double digit. Optical fiber remained profitable thanks to restructuring efforts begun earlier in the year. Margins were negative in transmission in the US, submarine networking and Optronics, and were impacted by inventory write-offs.

Full details of Alcatel Optronics 4th quarter 2001 performance are explained in a separate earnings release today.

e-Business

Quarterly revenues of €1,129 million were down 21.8% from €1,443 million the same period last year. Sales of GSM mobile handsets rebounded as normalized inventory channels and a very successful new product launch combined to see 4.1 million units sold. In the Enterprise market, Genesys applications and voice networking solutions benefited from a pick-up in end user demand resulting in increased market share in 2001 versus 2000 in both activities. Sales of data networking solutions declined slightly although market share remained stable.
Loss from operations was €20 million compared to a gain of €44 million last year. Satisfactory results from the Application and voice products were offset by significantly reduced handset losses and continuing R&D expenses associated with data networking product introductions planned for the second quarter of 2002.

Space & Components

Segment revenues were €1,031 million, a year-on-year decrease of 13.1% from €1,187 million. Telecommunication and scientific satellite sales were healthy, registering a gain of more than 25% year-on-year, while components and battery revenues were off by almost one third as the global economic and telecom slowdowns continued to have negative impacts.

The segment posted a loss from operations of €4 million as compared to a gain of €104 million in the fourth quarter of 2000. Profitability was reduced for both the components and battery division while satellites posted a loss in relation to cancelled contracts.

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel's customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com/

Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel's performance in future periods, including without limitation, with respect to income from operations and net income for 2002; (ii) Alcatel's ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and the economy in general; and (iii) the expected level of benefits to Alcatel from its outsourcing, working capital and net debt reduction activities and restructuring programs. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its outsourcing, working capital and net debt reduction activities and restructuring programs and whether these programs will achieve their expected benefits; the current economic slowdown, in general, and setbacks in Alcatel's customers' businesses in particular; price and product competition; dependence on new product development; reliance on major customers and suppliers; customer demand for Alcatel's products and services; availability of manufacturing capacity, components and materials; control of

costs and expenses; international growth; credit concerns that Alcatel's customers in certain markets are facing; general conditions and growth rates in the telecommunications industry and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts

Klaus Wustrack	Tel: +33 (0)1 40 76 11 56	klaus.wustrack@alcatel.com
Aurélie Boutin	Tel: +33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com

Alcatel Investor Relations Contacts

Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Chris Welton	Tel: +33 (0)1 40 76 13 30	chris.welton@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	peter.campbell@usa.alcatel.com

Upcoming Events/Announcements

April 18, 2002	Annual Shareholders' Meeting
April 22, 2002	Dividend Payment Date
April 25, 2002	First Quarter 2002 Earnings Release
July 25, 2002	Second Quarter 2002 Earnings Release
October 30, 2002	Third Quarter 2002 Earnings Release

Consolidated income statements

in millions of euros

	2001	2000	1999
Net sales	25,353	31,408	23,023
Cost of sales	(19,074)	(22,193)	(16,412)
Gross profit	**6,279**	**9,215**	**6,611**
Administrative and selling expenses	(3,773)	(4,136)	(3,228)
R&D costs	(2,867)	(2,828)	(2,109)
Income from operations	**(361)**	**2,251**	**1,275**
Financial income (loss)	(1,568)	(435)	(181)
Restructuring costs	(2,124)	(143)	(380)
Other revenue (expense)	(213)	623	925
Income before amortization of goodwill, taxes and purchased R&D	**(4,266)**	**2,296**	**1,639**
Income tax	1,261	(497)	(368)
Share in net income of equity affiliates	(16)	125	210
Consolidated net income before amortization of goodwill and purchased R&D	**(3,021)**	**1,924**	**1,481**
Amortization of goodwill	(1,933)	(576)	(471)
Purchased R&D	(4)	(21)	(329)
Minority interests	(5)	(3)	(37)
Net income	**(4,963)**	**1,324**	**644**
Ordinary Shares (A)			
*Basic earnings per share (in euros)**	*(4.33)*	*1.25*	*0.70*
Diluted earnings per share (in euros)	*(4.33)*	*1.20*	*0.69*
Alcatel tracking stock (O) (Optronics division)*			
Basic earnings per share (in euros)	*(1.47)*	*0.14*	-
Diluted earnings per share (in euros)	*(1.47)*	*0.14*	-

* Net incomes per share of ordinary shares A have been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders' meeting of May 16, 2000.
** Net income taken into account for the year 2000 from October 20, 2000, issuance date of the O shares.

Consolidated balance sheets at December 31

in millions of euros

ASSETS	2001	2000	1999
Goodwill, net	5,257	7,043	7,054
Other intangible assets, net	472	504	313
Intangible assets, net	**5,729**	**7,547**	**7,367**
Property, plant and equipment	9,698	11,941	10,401
Depreciation	(5,496)	(7,283)	(6,578)
Property, plant and equipment, net	**4,202**	**4,658**	**3,823**
Share in net assets of equity affiliates	799	1,152	1,045
Other investments and miscellaneous, net	1,169	3,327	2,528
Investments	**1,968**	**4,479**	**3,573**
TOTAL FIXED ASSETS	**11,899**	**16,684**	**14,763**
Inventories and work in progress	**4,681**	**7,415**	**3,960**
Trade receivables and related accounts	8,105	10,659	8,461
Other accounts receivable	6,851	5,160	3,427
Accounts receivable	**14,956**	**15,819**	**11,888**
Marketable securities, net	490	443	669
Cash (net)	4,523	2,617	2,926
Cash and cash equivalents	**5,013**	**3,060**	**3,595**
TOTAL CURRENT ASSETS	**24,650**	**26,294**	**19,443**
TOTAL ASSETS	**36,549**	**42,978**	**34,206**

in millions of euros

LIABILITIES AND SHAREHOLDERS' EQUITY	2001		2000	1999*
	Before Appropriation	After Appropriation	After Appropriation	After Appropriation
Capital stock (Euro 2 nominal value : 1,215,254,797 shares A and 25,515,000 shares O issued at December 31, 2001 ; 1,212,210,685 shares A and 16,500,000 shares O at december 31, 2000 ; EURO 10 nominal value : 199,895,247 shares A at December 31, 1999)	2,481	2,481	2,457	1,999
Additional paid-in capital	9,565	9,565	9,558	7,025
Retained earnings	4,771	(389)	4,719	4,315
Cumulative translation adjustments	(185)	(185)	(350)	(570)
Net income	(4,963)	-	-	-
Less treasury stock at cost	(1,842)	(1,842)	(2,023)	(1,237)
SHAREHOLDERS' EQUITY	**9,827**	**9,630**	**14,361**	**11,532**
MINORITY INTERESTS	**219**	**219**	**435**	**463**
Accrued pension and retirement obligations	1,120	1,120	1,292	1,256
Accrued contract costs and other reserves (a)	4,154	4,154	3,005	3,277
TOTAL RESERVES FOR LIABILITIES AND CHARGES	**5,274**	**5,274**	**4,297**	**4,533**
Bonds and notes issued	5,969	5,969	4,972	3,462
Other borrowings	1,706	1,706	2,418	2,383
TOTAL FINANCIAL DEBT	**7,675**	**7,675**	**7,390**	**5,845**
(of which medium and long-term portion)	*5,879*	*5,879*	*5,577*	*3,478*
Customers' deposits and advances	1,693	1,693	1,560	1,107
Trade payables and related accounts (a)	5,080	5,080	6,393	4,600
Debts linked to bank activity	660	660	932	1,126
Other payables	6,121	6,318	7,610	5,000
TOTAL OTHER LIABILITIES	**13,554**	**13,751**	**16,495**	**11,833**
Total liabilities and shareholders' equity	**36,549**	**36,549**	**42,978**	**34,206**

(a) Creditor work in progress previously under the line "Accrued contracts costs and other reserves" have been reclassified under the line "trade payables" (€ 650 million at December 31, 2000 and € 491 million at December 31, 1999).

Consolidated statements of cash flows

in millions of euros	2001	2000	1999
Cash flows from operating activities			
Net income	(4,963)	1,324	644
Minority interests	5	3	37
Adjustments to reconcile income before minority interests to net cash provided by operating activities:			
- Depreciation and amortization, net	1,279	1,189	1,050
- Amortization of goodwill and purchased R&D*	1,937	597	800
- Changes in reserves for pension obligations, net	41	24	(116)
- Changes in other reserves, net	2,001	(32)	(146)
- Net (gain) loss on disposal of non-current assets	(943)	(915)	(862)
- Share in net income of equity affiliates (net of dividends received)	88	(47)	(133)
Working capital provided by operations	**(555)**	**2,143**	**1,274**
Net change in current assets and liabilities:			
- Decrease (increase) in accounts receivable	1,117	(2,147)	(453)
- Decrease (increase) in inventories	1,186	(3,330)	(333)
- Increase (decrease) in accounts payable and accrued expenses	(1,203)	2,089	588
- Changes in reserves on current assets (including accrued contract costs), net (1)	-	-	-
Net cash provided (used) by operating activities	**545**	**(1,245)**	**1,076**
Cash flows from investing activities			
Proceeds from disposal of fixed assets	182	107	191
Capital expenditures	(1,748)	(1,834)	(1,224)
Decrease (increase) in loans	299	(962)	(20)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(743)	(834)	(2,173)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	3,627	1,579	750
Net cash provided (used) by investing activities	**1,617**	**(1,944)**	**(2,476)**
Net cash flows after investment	**2,162**	**(3,189)**	**(1,400)**
Cash flows from financing activities			
Increase (decrease) in short-term debt	(1,401)	(889)	(352)
Proceeds from issuance of long-term debt	1,744	2,565	1,756
Proceeds from issuance of shares	8	1,490	110
Dividends paid	(567)	(508)	(391)
Net cash provided (used) by financing activities	**(216)**	**2,658**	**1,123**
Net effect of exchange rate changes	7	(4)	59
Net increase (decrease) in cash and cash equivalents	**1,953**	**(535)**	**(218)**
Cash and cash equivalents at beginning of year	**3,060**	**3,595**	**3,813**
Cash and cash equivalents at end of year	**5,013**	**3,060**	**3,595**

* Of which, purchased R&D relative to acquisitions: € 4 million in 2001, € 21 million in 2000 and € 329 million in 1999.

Information by business segment and by geographical area

a) Information by business segment

The tables below break down information by business segment ; they take into account of the new organisation effective since the second semester 2000, as well as the disposal of Nexans:

- Networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.
- Optics: terrestrial and submarine transmission, Optronics, optical fiber.
- E-business: PBX, corporate networking.
- Space and Components : mobile components, power systems and mechanical components for telecom systems, satellites, batteries.
- Other : includes miscellaneous businesses outside Alcatel's core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

The new organisation takes into account the following changes:

- the Satellites activities were transferred from the Internet and Optic segment, which was renamed Optics segment, to the Space and Components segment,
- the Telecom Components segment is redistributed as follows:
  - the optical fiber activities and submarine cables are transferred to the Optics segment,
  - the Components activities are transferred to the Space and Components segment,
  - the telecom copper cables activities and network and data cables are part of the activities of Nexans group.
- the energy cable segment (except batteries which are transferred to the Space and Components segment) are part of the activities of the Nexans Group.
- enterprise and Consumer segment is renamed e-business.

The information has been restated for 2000 and 1999 to take into account this new segmentation. Information related to Nexans has been also restated.

The segment "others" is aggregated with the other four Telecom activity segments.

The reporting segment follows the same accounting policies used for the company's consolidated financial statements and described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using the "income from operations."

in millions of euros and number of staff	Carrier Networking	Optics	E-business	Space and Components	Other	**Total Group**
2001						
Sales						
- segments	11,478	7,540	3,488	3,684	8	**26,198**
- between segments	(151)	(105)	(54)	(535)	-	**(845)**
Net sales	11,327	7,435	3,434	3,149	8	**25,353**
Income from operations*	(165)	145	(506)	155	10	**(361)**
Depreciation of property, plant and equipment	396	354	104	132	8	**994**
Appropriation reserves	(6)	423	22	13	(88)	**364**
(current assets and accrued contract costs)						
Capital expenditures	332	901	65	176	2	**1,476**
Property, plant and equipment	1,236	2,051	175	696	44	**4,202**
Inventories and work in progress	1,874	2,061	244	501	-	**4,680**
Other current assets from operations (a)	3,768	2,622	819	1,291	102	**8,602**
Total assets from operations	6,878	6,734	1,238	2,488	146	**17,484**
Staff	45,444	19,936	14,148	19,074	712	**99,314**

* For 2001, due to their unusual amounts, reserves on receivables, exceptional expenses linked to the interruption of contracts and costs linked to discontinued operations, have been reclassified under the line "other revenue (expense)."

(a) Total current assets from operations for reportable segments	8,865
Eliminations of inter-segment operations	(263)
Total consolidated trade receivables and advances	8,602

in millions of euros and number of staff	Carrier Networking	Optics	E-business	Space and Components	Other	**Total Group**
2000 restated						
Sales						
- segments	11,761	7,110	4,827	3,793	61	**27,552**
- between segments	(17)	(108)	(15)	(599)	(25)	**(764)**
Net sales	11,744	7,002	4,812	3,194	36	**26,788**
Income from operations	809	856	110	269*	38	**2,082**
Depreciation of property, plant and equipment	361	257	111	154	14	**897**
Appropriation reserves *(current assets and accrued contract costs)*	203	2	184	(70)	-	**319**
Capital expenditures	395	599	165	189	14	**1,362**
Property, plant and equipment	1,247	1,309	374	792	115	**3,837**
Inventories and work in progress	2,996	2,374	827	515	-	**6,712**
Other current assets from operations (a)	4,064	3,270	1,020	1,606	121	**10,081**
Total assets from operations	8,307	6,953	2,221	2,913	236	**20,630**
Staff	49,988	22,432	16,255	24,040	697	**113,412**

* For 2000, due to its unusual amount, the reserve on receivable (€ 25 million) Globalstar has been classified under the line "other income and expenses."

(a) Total current assets from operations for reportable segments	10,081
Nexans' operational assets	1,012
Eliminations of inter-segment operations	(304)
Total consolidated trade receivables and advances	10,789

	Carrier Networking	Optics	E-business	Space and Components	Other	**Total Group**
1999 restated						
Sales						
- segments	7,460	5,023	3,625	3,311	61	**19,280**
- between segments	(21)	(20)	(25)	(411)	(33)	**(510)**
Net sales	7,439	5,003	3,600	2,900	28	**18,970**
Income from operations	294	614	35	188	6	**1,137**
Depreciation of property, plant and equipment	254	173	121	146	15	**709**
Appropriation reserves *(current assets and accrued contract costs)*	NA	NA	NA	NA	NA	**NA**
Capital expenditures	259	265	147	197	10	**878**
Property, plant and equipment	1,076	786	315	770	83	**3,030**
Inventories and work in progress	1,242	1,174	531	394	(3)	**3,338**
Other current assets from operations (a)	3,102	2,312	1,113	1,401	116	**8,044**
Total assets from operations	5,420	4,272	1,959	2,565	196	**14,412**
Staff	41,877	18,729	15,389	20,584	704	**97,283**

(a) Total current assets from operations for reportable segments	8,044
Nexans' operational assets	856
Eliminations of inter-segment operations	(243)
Total consolidated trade receivables and advances	8,657

b) Information by geographical segment

in millions of euros and number of staff

	France	Germany	Rest of Europe	Asia	United States	Rest of world	Consolidated
2001							
Net sales							
- by subsidiary location	7,744	2,645	5,562	1,875	5,028	2,499	**25,353**
- by geographical market	3,981	2,084	6,746	3,396	4,930	4,216	**25,353**
Income from operations	(239)	244	65	90	(594)	73	**(361)**
Property, plant and equipment, net	1,187	371	1,218	88	1,041	297	**4,202**
Total Assets	16,960	1,782	8,272	1,404	5,588	2,543	**36,549**
Staff	31,123	13,050	28,286	5,090	11,491	10,274	**99,314**
2000 restated							
Net sales							
- by subsidiary location	8,939	2,023	5,869	907	6,424	2,626	**26,788**
- by geographical market	3,784	2,063	7,828	2,132	6,192	4,789	**26,788**
Income from operations	614	133	661	93	421	160	**2,082**
Property, plant and equipment, net	1,081	346	904	85	1,054	367	**3,837**
Total Assets	15,760	1,915	9,423	1,069	8,020	3,441	**39,628**
Staff	33,095	13,845	30,080	4,691	17,298	14,403	**113,412**
1999 restated							
Net sales							
- by subsidiary location	5,585	1,826	5,586	708	3,281	1,984	**18,970**
- by geographical market	2,906	1,480	6,638	1,613	3,662	2,671	**18,970**
Income from operations	208	28	375	103	245	178	**1,137**
Property, plant and equipment, net	846	326	746	72	797	243	**3,030**
Total Assets	NA	NA	NA	NA	NA	NA	**NA**
Staff	31,272	13,176	27,339	4,003	14,332	7,161	**97,283**

The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

ALCATEL

Press Release

Alcatel Optronics Announces 4th Quarter and Full Year 2001 Results

Paris, January 31, 2001 – Alcatel Optronics (Paris: CGO and NASDAQ: ALAO), today reported fourth quarter and full year results with sales for the fourth quarter down by 52.2% to Euro 69.9 million over the same period last year. Income from operations was registered at Euro (98.5) million. On a pro forma basis, excluding non-recurring items, income from operations during the fourth quarter amounted to Euro (40.5) million. On a sequential basis, sales for the fourth quarter declined by 26.4%.

Full year 2001 sales increased by 8.8% to Euro 470.4 million over the previous year. Income from operations amounted to Euro (58.6) million. On a pro forma basis, excluding non-recurring items, income from operations amounted to Euro (0.6) million.

"In retrospect, 2001 has been a unique year for Alcatel Optronics, which resisted the turmoil of the optics crisis better than the industry average, and posted net growth over 2000. We also consolidated our product offering and our geographical presence, in line with our strategy to emerge as one of the few global players in this market. However, Q4 showed a steep deceleration of business conditions, mainly pertaining to a depressed submarine environment. As a result, we were forced to carefully review the carrying value of our assets, as we move into a still very troubled 2002," said Jean-Christophe Giroux, CEO of Alcatel Optronics.

"Looking ahead, it looks like the first two quarters will provide very shallow revenue and, consequently, significant operating losses. For Q1, we are anticipating a sequential drop in sales of around 50% and an operating loss of approximately Euro 50 million. Further down the road, I think the current activity on next generation design-ins will provide fresh traction, alongside the eventual resorption of the inventory glut at the system house level. Our gameplan for 2002 will be to pursue our on-going restructuring efforts while preserving our capacity to move up the value chain and to leverage our industry positioning, progressively restoring our profitability as we go into 2003."

Fourth Quarter

Sales for fourth quarter 2001 decreased by 52.2 % to Euro 69.9 million compared with Euro 146.1 million in fourth quarter 2000. Gross profit amounted to Euro (67.1) million compared with Euro 50.9 million in the same period last year. SG&A amounted to Euro 13.1 million or 18.7% of sales. R&D amounted to Euro 18.3 million or 26.6% of sales. These high levels are due principally to the consolidation of Kymata. Income from operations was registered at Euro (98.5) million. Financial loss amounted to Euro 4.1 million. Restructuring costs amounted to Euro 7.5 million and represented restructuring plans already announced. Other revenue and expenses amounted to Euro (21.5). Net loss was registered at Euro (164.6) million compared with net income of Euro 17.0 million in fourth quarter 2000.
Kymata, now renamed Alcatel Optronics UK, has been consolidated for the entire fourth quarter.

Full Year

Sales for full year 2001 increased by 8.8 % to Euro 470.4 million compared with Euro 432.3 million in 2000. Gross profit amounted to Euro 42.4 million compared with Euro 155.5 million in 2000. SG&A amounted to Euro 39.0 million or 8.3% of sales. R&D amounted to Euro 62.0 million or 13.2% of sales. Income from operations was registered at Euro (58.6) million. Financial loss

amounted to Euro 5.8 million. Restructuring costs amounted to Euro 7.5 million and reflected plans announced during the fourth quarter. Net loss was registered at Euro (144.3) million compared with net income of Euro 37.5 million in 2000.

Q4'01 Pro forma P&L
(excluding non-recurring items)

in Euro millions	Reported	Non-Rec.	Pro forma
Net Sales	69.9		69.9
Gross Profit	(67.1)	(58.0)	(9.1)
Operating Income	**(98.5)**	**(58.0)**	**(40.5)**
Financial income (loss)	(4.1)		(4.1)
Restructuring costs	(7.5)	(7.5)	
Other revenue (expense)	(21.5)	(21.5)	
Income Tax	39.1	26.9	12.2
Amortization of Goodwill	(72.1)	(70.0)	(2.1)
Net Income	**(164.6)**	**(130.1)**	**(34.5)**
Notional EPS*	(1.52)		(0.32)
Notional EPS (before amort. of goodwill)*	(0.85)		(0.30)
Notional EPS (ADS) (before amort. of goodwill), in U.S.$**	(0.76)		(0.27)

Full Year 2001 Pro forma P&L
(excluding non-recurring items)

in Euro millions	Reported	Non-Rec.	Pro forma
Net Sales	470.4		470.4
Gross Profit	42.4	(58.0)	100.4
Operating Income	**(58.6)**	**(58.0)**	**(0.6)**
Financial income (loss)	(5.8)		(5.8)
Restructuring costs	(7.5)	(7.5)	
Other revenue (expense)	(21.5)	(21.5)	
Income Tax	26.3	26.9	(0.6)
Amortization of Goodwill	(77.2)	(70.0)	(7.2)
Net Income	**(144.3)**	**(130.1)**	**(14.2)**
Notional EPS*	(1.46)		(0.14)
Notional EPS (before amort. of goodwill)*	(0.68)		(0.07)
Notional EPS ($ADS) (before amort. of goodwill), in U.S.$**	(0.61)		(0.06)

*This Notional EPS is calculated on the net results of the Alcatel Optronics division, divided by the notional number of Alcatel Class O shares based on the following: 4Q 2001 - 108,586,831; FY 2001 - 98,673,108.
**E/ADS has been calculated using the New York noon Euro/dollar buying rate of December 31, 2001 of $0.8910.

In accordance with the by-laws, a dividend of Euro 0.10 will be submitted for approval to the Annual Shareholders' Meeting on April 18, 2002. The dividend payment date should be April 22, 2002.

About Alcatel Optronics
Alcatel Optronics designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Operating state-of-the-art manufacturing plants in North America and Europe, Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide

multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. The Optronics Division is part of Alcatel's Optics Group which comprises Alcatel's world-leading activities in optical networking, including submarine and terrestrial transmission systems, fiber optics and optical components. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel's customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel Optronics' guidance regarding its performance in future periods, including, with respect to sales and profitability for 2002 (ii) Alcatel Optronics' ability to remain competitive in the industry in which it operates and its future growth and (iii) the benefits of its cost reductions. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These expectations assume that (i) current market trends in sales will stabilize and operating profits will improve, (ii) the Company will benefit from growth in the telecommunications market, (iii) the Company's sales volume will increase in several product markets, and (iv) customer spending patterns will not change. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in Alcatel's SEC reports, could materially affect Alcatel Optronics.

Investor Relations and U.S./UK Press Contact

Charlotte Laurent-Ottomane	Tel: + 1. 703 679 6710/U.S. Tel: +33 1 40 76 13 30/France	charlotte.laurent-ottomane@alcatel.com

Alcatel Press Contact (France)

Klaus Wustrack / Alcatel HQ	Tel : +33 (0) 1 40 76 11 56	klaus.wustrack@alcatel.fr
Benedicte de Bollardiere Alcatel Optronics	Tel : +33 (0) 1 64 49 1675	benedicite.debollardiere@alcatel.fr

Upcoming Events/Announcements

April 18, 2002	**Annual Shareholders' Meeting**
April 22, 2002	**Dividend Payment Date**
April 25, 2002	**First Quarter Earnings Release**
July 25, 2002	**Second Quarter Earnings Release**
October 30, 2002	**Third Quarter Earnings Release**

Alcatel Optronics

COMBINED INCOME STATEMENTS

	Note	2001	2000	1999
		(in million of euros)		
Net sales	(3)	**470.4**	**432.3**	**177.1**
Cost of sales		(428.0)	(276.8)	(114.6)
Gross profit		**42.4**	**155.5**	**62.5**
Administrative and selling expenses		(39.0)	(24.3)	(13.0)
Research & Development expenses		(62.0)	(36.1)	(24.9)
Income from operations	(4)	**(58.6)**	**95.1**	**24.6**
Financial income (loss)	(5)	(5.8)	(0.4)	(0.1)
Restructuring costs		(7.5)	-	-
Other revenue (expense)	(6)	(21.5)	0.1	(0.9)
Income before taxes and amortization of goodwill		**(93.4)**	**94.8**	**23.6**
Income tax	(7)	26.3	(32.9)	(7.5)
Amortization of goodwill		(77.2)	(2.9)	-
Purchased R&D		-	(21.5)	-
Net income		**(144.3)**	**37.5**	**16.1**

Alcatel Optronics

COMBINED BALANCE SHEETS

ASSETS

	Note	2001	2000	1999
		(in million of euros)		
Goodwill, net	(2)	58.1	132.4	-
Other intangible assets, net		12.1	22.7	0.7
Intangible assets, net		**70.2**	**155.1**	**0.7**
Property, plant and equipment	(8)	365.5	162.2	72.3
Less accumulated depreciation	(8)	(102.6)	(54.6)	(37.6)
Property, plant and equipment, net		**262.9**	**107.6**	**34.7**
Other investments		0.8	-	-
TOTAL NON-CURRENT ASSETS		**333.9**	**262.7**	**35.4**
Inventories and work-in-progress, net	(9)	**60.4**	**131.0**	**42.8**
Trade receivables and related accounts, net	(10)	71.5	91.7	42.1
Other accounts receivable	(11)	124.5	41.6	10.1
Accounts receivable, net		**196.0**	**133.3**	**52.2**
Cash Pooling – Alcatel current account (maturity not less than three months)		**-**	**-**	**6.1**
Cash Pooling – Alcatel current account (maturity less than three months)		16.0	46.7	4.2
Marketable securities net		1.9	2.1	-
Cash		3.0	0.4	0.1
Cash and cash equivalents		**20.9**	**49.2**	**4.3**
TOTAL CURRENT ASSETS		**277.3**	**313.5**	**105.4**
TOTAL ASSETS		**611.2**	**576.2**	**140.8**

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

	Note	2001		2000	1999
		Before Appropriation	After Appropriation	After Appropriation	After Appropriation
		(in million of euros)			
Funds allocated by Alcatel		366.6		332.9	78.4
Accumulated net profits (losses)		(141.4)		2.9	(25.1)
Cumulative translation adjustment		5.4		1.7	3.4
TOTAL NET WORTH OF THE OPTRONICS DIVISION		**230.6**		**337.5**	**56.7**
Accrued pension and retirement obligations	(12)	2.6		2.1	1.6
Other reserves	(13)	37.3		19.0	13.1
TOTAL RESERVES FOR LIABILITIES AND CHARGES		**39.9**		**21.1**	**14.7**
Cash pooling – Alcatel current account		159.5		17.1	
Other borrowings		45.4		19.0	4.7
TOTAL FINANCIAL DEBT	(14)	**204.9**		**36.1**	**4.7**
Advances from customers	(15)	0.2		0.1	0.1
Trade payables and related accounts		97.8		119.3	34.9
Other payables	(16)	37.8		62.1	29.7
TOTAL OTHER LIABILITIES		**135.8**		**181.5**	**64.7**
TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION		**611.2**		**576.2**	**140.8**

Alcatel Optronics
COMBINED STATEMENTS OF CASH FLOWS

	2001	2000	1999
	(in million of euros)		
Cash flows from operating activities			
Net income	(144.3)	37.5	16.1
Adjustments to reconcile income to net cash provided by operating activities:			
Depreciation and amortization, net*	127.8	42.3	8.2
Changes in reserves for pension obligations, net	0.5	0.4	0.8
Changes in other reserves, net	116.6	7.8	1.1
Net (gain) loss on disposal of non-current assets	5.2	-	-
Other	-	-	-
Working capital provided by operations	**105.8**	**88.0**	**26.2**
Net change in current assets and liabilities:			
Increase in accounts receivable	(35.9)	(78.1)	(12.3)
Increase in inventories	(22.4)	(88.5)	(5.3)
Increase in accounts payable and accrued expenses	(74.4)	114.2	5.4
Changes in reserves on current assets, net **	-	-	-
Net cash provided by operating activities	**(26.9)**	**35.6**	**14.0**
Cash flows from investing activities			
Proceeds from disposal of fixed assets	0.3	-	-
Capital expenditures	(136.6)	(72.3)	(14.7)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(104.7)	(184.5)	-
Decrease (increase) in Alcatel current account (maturity more than three months)	-	6.1	12.2
Net cash provided (used) by investing activities	**(241.0)**	**(250.7)**	**(2.5)**
Net cash flows after investing activities	**(267.9)**	**(215.1)**	**11.5**
Cash flows from financing activities			
Increase (decrease) in short-term debt	142.3	17.4	-
Increase (decrease) in long-term debt	0.8	0.8	-
Principal payment under capital lease obligation	(1.9)	(1.3)	(1.0)
Proceeds from issuance of Alcatel Optronics shares	106.3	245.0	-
Funds allocated by Alcatel	-	9.6	(3.0)
Dividends paid by Alcatel Optronics	(9.5)	(11.5)	(11.0)
Net cash provided (used) by financing activities	**238.0**	**260.0**	**(15.0)**
Net effect of exchange rate changes	1.6	-	-
Net increase (decrease) in cash and cash equivalents	**(28.3)**	**44.9**	**(3.5)**
Cash and cash equivalents at beginning of year	**49.2**	**4.3**	**7.8**
Cash and cash equivalents at end of year	**€ 20.9**	**€ 49.2**	**€ 4.3**

Income taxes paid amounted to €14.0 million in 2001, € 16.2 million in 2000 and 6.5 million in 1999. Interest paid amounted to €8.4 million in 2001, € 1.3 million in 2000 and € 0.5 million in 1999 .* Of which an exceptional depreciation of the goodwill and acquired technology of Alcatel Optronics Canada in 2001 (€ 70,0 million and € 7,9 million, respectively) and purchased R&D relative to the acquisition of Innovative Fibers in 2000 : € 21,5 million.

** included in the line « changes in other reserves, net »

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: January 31st, 2002 By: ______________________

Jean-Pierre Halbron
President & CFO

"Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004."